E X H I B I T   1 1

S T E R L I N G    B A N C O R P   A N D   S U B S I D I A R I E S

S T A T E M E N T   R E   C O M P U T A T I O N   O F   P E R   S H A R E   E A R N I N G S

	Years Ended December 31,
	2011	2010	2009
Distributed earnings allocated to common stock	$11,080	$8,851	$10,131
Undistributed earnings allocated to common stock	4,374	(4,429)	(3,482)
Net earnings allocated to common stock	$15,454	$4,422	$6,649
Weighted average common shares outstanding	30,038,047	24,492,279	18,104,619
Add dilutive effect of:
Stock options [1]	—	2,765	21,714
Adjusted for assumed diluted computation	30,038,047	24,495,044	18,126,333
Net income available to common shareholders, per average common share:
Basic	$0.51	$0.18	$0.37
Diluted	0.51	0.18	0.37

[1]	Options issued with exercise prices greater than the average market price of the common shares for each of the years ended December 31, 2011, 2010 and 2009 have not been included in computation of diluted EPS for those respective years. As of December 31, 2011, 310,460 options to purchase shares between $14.60 and $17.99 were not included; as of December 31, 2010, 422,747 options to purchase shares between $10.61 and $26.94 were not included; as of December 31, 2009, 460,822 options to purchase shares at prices between $10.61 and $26.94 were not included.